UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gaming and Leisure Properties, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467J 108

(CUSIP Number)

Thomas L. Hanley, Esq.

Lori Buchanan Goldman, Esq.

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, Pennsylvania 19103

(215) 564-8707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467J 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlino Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,905,874

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,905,874

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,905,874

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.77%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36467J 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter M. Carlino

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,877,848

	8.	Shared Voting Power 9,233,414

	9.	Sole Dispositive Power 2,877,848

	10.	Shared Dispositive Power 9,233,414

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,205,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36467J 108

Item 1.	Security and Issuer

This statement is filed with respect to the shares of the common stock, $0.01 par value per share (the “Common Stock”), of Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”), beneficially owned by the Reporting Persons as of November 5, 2013.  GLPI’s principal executive offices are located at 825 Berkshire Blvd., Suite 400, Wyomissing, PA 19610.

Item 2.	Identity and Background

(a) - (c)                   This statement is being filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1) The Carlino Family Trust, which is an irrevocable trust (the “Carlino Family Trust”), dated April 11, 1994, among Peter D. Carlino, his eight children and the former spouse of one of his children, as settlors, and certain trustees, as to which: (a) Peter M. Carlino has sole voting power for the election of directors of GLPI and certain other matters; and (b) the majority vote of Peter D. Carlino, Peter M. Carlino, David E. Carlino, Richard J. Carlino and Harold Cramer is required with respect to investment decisions and voting in connection with matters relating to changes of control; and

(2) Peter M. Carlino.

The Carlino Family Trust was established by Peter D. Carlino and the settlors thereof for estate planning purposes. The Carlino Family Trust is a trust organized under the laws of the Commonwealth of Pennsylvania, with an address of  875 Berkshire Blvd., Suite 102, Wyomissing, PA 19610.

Peter M. Carlino (sometimes referred to as “Mr. Carlino”) is the son of Peter D. Carlino, and is married to Marshia Carlino (sometimes referred to as “Mrs. Carlino”).  Mr. Carlino is the Chief Executive Officer, President and Chairman of the Board of Directors of GLPI.  His principal business address is 825 Berkshire Blvd., Suite 400, Wyomissing, PA 19610.

(d) and (e)             During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                            Peter M. Carlino is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction

Pursuant an Exchange Agreement (the “Exchange Agreement”), dated as of October 30, 2013, by and among Peter M. Carlino, Commonwealth Trust Company, as Trustee of the Carlino Dynasty Trust dated September 25, 2013 (the “Carlino Dynasty Trust”), PNG, and GLPI, Mr. Carlino received (i) on October 31, 2013, 673,481 shares of Common Stock of GLPI in exchange for 1,654,059 shares of common stock, constituting all of his common stock of PNG, and (ii) on November 5, 2013, 614,990 options to purchase GLPI Common Stock having a weighted average exercise price of $23.50 per share, in exchange for 2,022,985 options to purchase

PNG common stock having a weighted average exercise price prior to the Spin-Off of $30.64 per share.(1)  On October 31, 2013, the adjusted closing price of PNG’s common stock on the Nasdaq Stock Market was $13.68, and the closing price of GLPI Common Stock on the Nasdaq Stock Market was $45 per share.

Effective November 1, 2013, PNG engaged in a pro rata distribution (the “Spin-Off”) to its shareholders all of the outstanding shares of Common Stock of GLPI which, prior to the Spin-Off, was a wholly-owned subsidiary of PNG.  In connection with the Spin-Off, PNG’s shareholders of record as of October 16, 2013 received one share of GLPI Common Stock for every share of PNG common stock, and one share of GLPI Common Stock for every 1/1,000th of a share of PNG’s Series C convertible preferred stock, par value $0.01 per share.  On November 1, 2013, the adjusted closing price of PNG’s common stock on the Nasdaq Stock Market was $13.33, and the closing price of GLPI Common Stock on the Nasdaq Stock Market was $45.64 per share.  The Carlino Family Trust received 6,905,874 shares of GLPI Common Stock in the Spin-Off, and Mr. Carlino received 1,654,059 shares of GLPI Common Stock in the Spin-Off.

The Spin-Off was effected for strategic business purposes to increase PNG shareholder value, and particularly to expand PNG’s gaming and property businesses through (i) strategic acquisitions of existing gaming properties and (ii) development of new gaming facilities. Historically, the operation of the gaming and property businesses within the pre-Spin-Off PNG structure presented significant obstacles to successfully achieving the desired level of growth for this business strategy.  It is anticipated that the Spin-Off will facilitate strategic expansion opportunities for the property business by providing GLPI the ability to: (i) pursue transactions with other gaming operators that would not pursue transactions with PNG as a competitor;  (ii) fund acquisitions with its equity on significantly more favorable terms than those that would be available to PNG; (iii) diversify into different businesses in which PNG, as a practical matter, could not diversify, such as hotels, entertainment facilities and office space; and (iv) pursue certain transactions that PNG otherwise would be disadvantaged by or precluded from pursuing due to regulatory constraints.

The purpose of the Exchange Agreement was to reduce the beneficial ownership of the members of the Carlino family in PNG to 9.9% or less following the Spin-Off, so that GLPI can qualify to be taxed as a REIT for U.S. federal income tax purposes.

Item 5.	Interest in Securities of the Issuer

(a) The responses to Rows (7) through (13) of each of the Reporting Persons on his or its respective cover page of this Schedule 13D are incorporated herein by reference.

Peter M. Carlino has the power to beneficially own an aggregate of 2,877,848 shares of GLPI Common Stock upon the exercise of outstanding stock options, which, if exercised, would constitute 3.14%(2) of all of the outstanding shares of GLPI Common Stock.

(b) The responses to Rows (7) through (13) of each of the Reporting Persons on his or its respective cover page of this Schedule 13D are incorporated herein by reference.

All shares of GLPI Common Stock held directly by Mr. Carlino are held jointly with Marshia Carlino.  Mrs. Carlino is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, such shares of GLPI Common Stock.  Mrs. Carlino is a citizen of the United States of America.  During the last five years, Mrs. Carlino has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of Mr. and Mrs. Carlino disclaims beneficial ownership of the shares of GLPI Common Stock held by the

(1)  The above discussion of the terms of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is included as Exhibit A to this Schedule 13D and incorporated into this Item 4 by reference.

(2)  All percentages set forth in this Item 5(a) and in the cover pages of this Schedule 13D are calculated on the basis of 88,878,559 shares of GLPI Common Stock outstanding, in accordance with the estimated number of outstanding post-Spin-Off shares indicated in GLPI’s prospectus, dated October 9, 2013, as filed with the Securities and Exchange Commission on October 10, 2013 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

Carlino Family Trust.

(c)  The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

(d) As to each Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of PNG common stock owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A — Exchange Agreement, dated as of October 30, 2013, by and among Peter M. Carlino, the Carlino Dynasty Trust, PNG, and GLPI

Exhibit B — Joint Filing Agreement, dated as of November 7, 2013, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2013

/s/ Peter M. Carlino
Peter M. Carlino

CARLINO FAMILY TRUST

By:	/s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee

Exhibit A

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (the “Agreement”) is made and entered into as of October 30, 2013, by and among Peter M. Carlino, in his individual capacity (the “Stockholder”), the Commonwealth Trust Company, Trustee of the PMC Delaware Dynasty Trust dated September 25, 2013(collectively, the “Trust Stockholder”), Penn National Gaming, Inc., a Pennsylvania corporation (the “Company”), and Gaming and Leisure Properties, Inc., a Pennsylvania corporation and wholly-owned subsidiary of the Company (“GLPI”).  Capitalized terms used but not defined in the following recitals shall have the respective meanings ascribed thereto in Section 1.1 of this Agreement.

WHEREAS, the Company has announced its intent to pursue a series of transactions whereby the Company would contribute, or cause to be transferred, a majority of its real property assets to GLPI and then distribute all of the stock of GLPI to the Company’s shareholders (the “Spin-Off”);

WHEREAS, following the Spin-Off, GLPI is expected to elect to be taxed as a real estate investment trust (a “REIT”) under the Code;

WHEREAS, pursuant to Section 856(d)(2)(B) of the Code, rents received or accrued, directly or indirectly, from any Person in which a REIT owns, directly or indirectly, 10% or more of the vote or value of shares of all classes of stock are excluded from the definition of “rents from real property” under Section 856(d) of the Code and therefore are not qualifying income for purposes of the gross income tests under Section 856(c)(2) and (3) of the Code (the “Related Party Tenant Rule”);

WHEREAS, Article IX of the Amended and Restated Articles of Incorporation of GLPI (the “GLPI Articles”) contains restrictions on the ownership and transfer of stock of GLPI, including provisions that prohibit any Person from owning stock of GLPI if such ownership would cause any income of GLPI to fail to qualify as “rents from real property” for purposes of Section 856(d) of the Code;

WHEREAS, absent a realignment of the interests of the Stockholder and the Trust Stockholder, immediately following the Spin-Off, for purposes of the Related Party Tenant Rule, GLPI would own, directly or indirectly, 10% or more of the Company by virtue of the Beneficial Ownership by Peter D. Carlino (“PDC”) of 10% or more of both the Company and GLPI;

WHEREAS, if, for purposes of the Related Party Tenant Rule, GLPI were to own, directly or indirectly, 10% or more of the Company, GLPI would not be expected to meet the gross income tests under Section 856(c)(2) and (3) of the Code, and therefore would not qualify to be taxed as a REIT; and

WHEREAS, so that GLPI may qualify to be taxed as a REIT, in connection with the Spin-Off, the Stockholder, the Trust Stockholder, the Company, and GLPI have agreed to exchange (i) shares of common stock of the Company (“Company Common Stock”) for shares of common stock of GLPI (“GLPI Common Stock”), and (ii) options to acquire Company Common Stock (“Company Options”) for options to acquire GLPI Common Stock (“GLPI Options”), subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I
Definitions

1.1          Definitions.  As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

“Beneficial Ownership” shall mean ownership of securities by a Person who would be treated as an owner of such securities within the meaning of Section 856(d)(2)(B) of the Code either directly, indirectly or constructively through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code.  The terms “Beneficial Owner,” “Beneficially Own,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.  For the avoidance of doubt, the stock holdings of the Trust Stockholder are Beneficially Owned by the Stockholder.

“Business Day” means any day other than the days on which banks in New York, New York are required or authorized to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Distribution Date” means the date on which the Spin-Off is consummated.

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or any government or political subdivision thereof, in each case, whether national, federal, tribal, provincial, state, regional, local or municipal, or any self-regulatory organization.

“Law” means applicable statutes, common law, rules, ordinances, regulations, codes, licensing requirements, orders, judgments, injunctions, writs, decrees, licenses, governmental guidelines or interpretations having the force of law, permits, rules and bylaws, in each case, of a Governmental Authority.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture, group or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Record Date” means the record date for the Spin-Off.

“Restricted Group” means (a) PDC, (b) any person related to PDC within the meaning of Section 267(b) or 707(b) of the Code, (c) any partnership, estate, or trust in which PDC or any person described in clause (b) owns or owned, during the 5-year period ending on the Distribution Date, any interest, and (d) any corporation in which PDC or any person described in clause (b) owns or owned during the 5-year period ending on the Distribution Date, in the aggregate, 10% or more in value of the stock of such corporation.

“Securities Act” shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Separation and Distribution Agreement” shall mean the Separation and Distribution Agreement by and between the Company and GLPI to be executed in connection with the Spin-Off.

“Subsidiary” means, with respect to any Person, any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).

“Transfer” means to sell, transfer or otherwise dispose of, whether directly or indirectly.

ARTICLE II
Exchange; Transfer

2.1                               Exchange.

(a)                                 On the terms and subject to the conditions of this Agreement, at the Stock Closing (as defined below), (i) each of the Stockholder and the Trust Stockholder shall deliver to the Company the number of shares of Company Common Stock owned by the Stockholder and the Trust Stockholder, as the case may be, as set forth on Schedule 2.1(a), free and clear of all liens, claims, security interests, pledges, charges and other encumbrances, except as set forth on Schedule 2.1(a), accompanied by duly executed and effective instruments of transfer and certificates representing any such certificated shares, and (ii) in exchange therefor, the Company shall deliver or cause to be delivered to the Stockholder and the Trust Stockholder, as the case may be, the number of shares of GLPI Common Stock set forth on Schedule 2.1(a), free and clear of all liens, claims, security interests, pledges, charges and other encumbrances, except as set forth on Schedule 2.1(a), accompanied by duly executed and effective instruments of transfer and certificates representing any such certificated shares.  Each share of GLPI Common Stock delivered to the Stockholder in exchange for a share of Company Common Stock that is subject to restrictions on transfer or forfeiture as of the Stock Closing shall be subject to the same terms and conditions as applied to each such restricted share of Company Common Stock immediately prior to the Stock Closing (including applicable vesting requirements).

(b)                                 On the terms and subject to the conditions of this Agreement, at the Option Closing (as defined below), (i) the Stockholder shall deliver to the Company the number of Company Options set forth on Schedule 2.1(b), free and clear of all liens, claims, security interests, pledges, charges and other encumbrances, which shall be cancelled and extinguished, and (ii) in exchange therefor, GLPI shall issue to the Stockholder a number of GLPI Options as described on Schedule 2.1(b), which shall have the terms set forth on Schedule 2.1(b).

2.2                               Restriction on Acquisitions and Transfers.

(a)                                 Each of the Stockholder and the Trust Stockholder may not directly or indirectly acquire, or enter into any agreement, arrangement or understanding to acquire, any capital stock or other voting securities of the Company (“Company Stock”) or capital stock or other voting securities of GLPI (“GLPI Stock”) (other than pursuant to the exercise of Company Options or GLPI Options (for the avoidance of doubt, including any such options that have been granted as of the date hereof or that may be issued after the date hereof), restricted stock issues, or restricted stock units and other than pursuant to this Agreement and the Spin-Off) from and after the date of this Agreement until the earlier to occur of (i) the two-year anniversary of the Distribution Date or (ii) the date the Company publicly announces the abandonment of its efforts to complete the Spin-Off (the “Restricted Period”), unless, as of the date on which such acquisition or agreement, arrangement or understanding to acquire is made or entered into, (x) the Company certifies in writing that (A) the Spin-Off would occur or would have occurred at approximately the same time and in similar form regardless of such acquisition or agreement, arrangement or understanding to acquire and (B) such acquisition or agreement, arrangement or understanding to acquire will not cause PDC’s or GLPI’s Beneficial Ownership of outstanding Company Stock to exceed 9.9% as of such time, (y) the Stockholder (and the Trust Stockholder, as applicable) certifies and represents to the Company in writing that such acquisition or agreement, arrangement or understanding to acquire would have been made or entered into at approximately the same time and in approximately the same form regardless of the Spin-Off, and (z) to the extent such acquisition or agreement, arrangement or understanding to acquire, if consummated, would cause the Stockholder’s and/or the Trust Stockholder’s aggregate acquisitions of Company Stock during the Restricted Period to exceed five percent (5%) of the voting power or value of all shares of Company Stock issued and outstanding as of the date on which such acquisition or agreement, arrangement or understanding to acquire is made or entered into, the Company receives an opinion of counsel satisfactory to the Company in its sole discretion that any such acquisition or agreement, arrangement or understanding to acquire should not jeopardize GLPI’s REIT status or cause the Spin-Off to be a distribution to which Section 355(e) of the Code applies. The Company covenants to issue the written certification contemplated in clause (x) above at the request of the Stockholder or the Trust Stockholder, as applicable, if the Company reasonably determines that such certification would be accurate.

(b)                                 Each of the Stockholder and the Trust Stockholder may not Transfer, or enter into any agreement, arrangement or understanding to Transfer, any Company Stock or GLPI Stock (other than pursuant to this Agreement and, for the avoidance of doubt, other than as permitted by Section 6.3) during the Restricted Period, unless (x) (i) such transferee is a member of the Restricted Group and (ii) as of the date on which such Transfer or agreement, arrangement or understanding to Transfer is made or entered into, the Company certifies in writing that such Transfer or agreement, arrangement or understanding to Transfer will not cause PDC’s or GLPI’s Beneficial Ownership of outstanding Company Stock to exceed 9.9% as of such time or (y) as of the date on which such Transfer or agreement, arrangement or understanding to Transfer is made or entered into, (i) the Company certifies in writing that the Spin-Off would occur or would have occurred at approximately the same time and in similar form regardless of such Transfer or agreement, arrangement or understanding to Transfer, and (ii) the Stockholder (and the Trust Stockholder, as applicable) certifies and represents to the Company in writing that such Transfer or agreement, arrangement or understanding to Transfer would have been made or entered into at approximately the same time and in approximately the same form regardless of the Spin-Off.  The Company covenants to issue the written certification contemplated in clauses

(x)(i) and (y)(i) above at the request of the Stockholder or the Trust Stockholder, as applicable, if the Company reasonably determines that such certification would be accurate. Notwithstanding anything herein to the contrary, the obligation of the Stockholder and the Trust Stockholder to comply with the requirements of this Section 2.2(b) shall apply notwithstanding the compliance by the Stockholder (and the Trust Stockholder, as applicable) with the in-tandem transfer requirements of Section 6.3.

(c)                                  Each of the Stockholder and the Trust Stockholder will promptly notify the Company if it becomes aware of any acquisition, Transfer or agreement, arrangement or understanding to acquire or Transfer or any attempt to enter into any of the foregoing, in each case of Company Stock or GLPI Stock during the Restricted Period involving another member of the Restricted Group.  Any acquisition or Transfer, or agreement, arrangement or understanding to acquire or Transfer by either the Stockholder or the Trust Stockholder, in violation of the terms and conditions of this Section 2.2 shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the Company shall be entitled to injunctive relief enjoining the prohibited action.

ARTICLE III
The Closing

3.1                               Closing.

(a)                                 Subject to clause (c) below, the closing of the exchange of Company Common Stock for GLPI Common Stock (the “Stock Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the Business Day prior to the Distribution Date, at the time during normal business hours designated by the Company, or at such other place, time and date as may be agreed among the Company, GLPI and the Stockholder.

(b)                                 Subject to clause (c) below, the closing of the exchange of Company Options for GLPI Options (the “Option Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the third Business Day immediately following the Distribution Date, at the time during normal business hours designated by the Company, or at such other place, time and date as may be agreed among the Company, GLPI and the Stockholder.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, this Agreement may be terminated at any time:

(i)                                     by mutual consent of the Company and the Stockholder;

(ii)                                  by either the Company, on the one hand, or the Stockholder, on the other hand, if any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other Law prohibiting, restraining or rendering illegal the consummation of the transactions contemplated by this Agreement or in connection with the Spin-Off shall be in effect and shall have become final and nonappealable; or

(iii)                               by the Company, if it determines to terminate its efforts to effect the Spin-Off, acting in its sole discretion.

ARTICLE IV
Representations and Warranties of the Company

In order to induce the Stockholder and the Trust Stockholder to enter into this Agreement, each of the Company and GLPI, as applicable, hereby represents and warrants to the Stockholder and the Trust Stockholder as follows:

4.1                               Corporate Power and Authority.  The Company and GLPI are duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  The Company and GLPI have all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by the Company and GLPI have been duly authorized by all necessary corporate action on the part of the Company and GLPI, respectively.  This Agreement has been duly executed and delivered by the Company and GLPI, respectively, and (assuming due authorization, execution and delivery by the Stockholder and the Trust Stockholder) constitutes the legal, valid and binding obligation of the Company and GLPI enforceable against the Company and GLPI, respectively, in accordance with its terms subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and (b) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

4.2                               Conflicts; Consents and Approvals.  The execution and delivery of this Agreement by the Company and GLPI and the consummation of the transactions contemplated by this Agreement by each of them do not and will not (a) violate, conflict with, or result in a breach of any provision of, or constitute a default under, the Company’s or GLPI’s charter or bylaws; (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or GLPI; or (c) require any action or consent or approval of, or review by, or registration or material filing by the Company or GLPI, other than any filing required pursuant to the Securities Exchange Act of 1934, as amended, with any Governmental Authority, except as set forth herein.

4.3                               Valid Issuance.  The GLPI Common Stock being issued to the Stockholder and the Trust Stockholder pursuant to this Agreement will, upon issuance pursuant to the terms of this Agreement and upon payment therefor as provided in this Agreement, be duly authorized, validly issued, fully paid and non-assessable.  Subject to the accuracy of the representations made by the Stockholder and the Trust Stockholder in Article V, the GLPI Common Stock will be issued to the Stockholder and the Trust Stockholder in compliance with applicable exemptions from the registration and prospectus delivery requirements of the Securities Act.

ARTICLE V
Representations and Warranties of the Stockholder and the Trust Stockholder

In order to induce the Company and GLPI to enter into this Agreement, each of the Stockholder and the Trust Stockholder, as applicable, represents and warrants to the Company and GLPI as follows:

5.1                               Company Shares.  As of the date of this Agreement, (a) the Stockholder holds, either individually or jointly and has good title to 1,654,059 shares of Company Common Stock, including 90,434 shares issued as restricted stock, (b) the Stockholder owns of record and has good title to Company Options to purchase 2,811,300 shares of Company Common Stock, (c) the Trust Stockholder holds of record and has good title to 513,334 shares of Company Common Stock, (d) to the actual knowledge of the Stockholder, PDC Beneficially Owns 12,701,417 shares of Company Common Stock (for the avoidance of doubt, such number of shares Beneficially Owned by PDC includes the shares of Company Common Stock described in clauses (a)-(c) above), (e) the Stockholder does not hold, or Beneficially Own, any Company Common Stock or Company Options other than as set forth in clauses (a)-(d) above and (f) to the actual knowledge of the Stockholder, PDC does not Beneficially Own any Company Common Stock other than as set forth in clauses (a)-(d) above.

5.2                               Power and Authority.  Each of the Stockholder and the Trust Stockholder has all requisite power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by the Stockholder and the Trust Stockholder have been duly authorized by all necessary action on the part of the Stockholder and the Trust Stockholder, respectively.  This Agreement has been duly executed and delivered by the Stockholder and the Trust Stockholder, respectively, and (assuming due authorization, execution and delivery by the Company and GLPI) constitutes the legal, valid and binding obligation of the Stockholder and the Trust Stockholder, enforceable against the Stockholder and the Trust Stockholder, respectively, in accordance with its terms subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance and other similar Laws and (b) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

5.3                               Conflicts; Consents and Approvals.  The execution and delivery of this Agreement by the Stockholder and the Trust Stockholder and the consummation of the transactions contemplated by this Agreement by each of them do not and will not (a) violate, conflict with, or result in a breach of any provision of, or constitute a default under any agreement to which the Stockholder or the Trust Stockholder is a party, unless such violation, conflict or breach would not prevent the Stockholder or the Trust Stockholder from compliance in all material respects with his or its obligations hereunder; (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or the Trust Stockholder; or (c) require any action or consent or approval of, or review by, or registration or material filing, other than filings pursuant to Section 13(d) and Section 16(a) under the Securities Exchange Act of 1934, as amended, by it with, any Governmental Authority.

5.4                               Investor Status.  Each of the Stockholder and the Trust Stockholder certifies and represents to the Company that he or it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.  The financial condition of each of the Stockholder and the Trust Stockholder is such that each of them is able to bear the risk of holding GLPI Stock for an indefinite period of time and the risk of loss of his or its respective entire investment.  Each of the Stockholder and the Trust Stockholder has been afforded the opportunity to ask questions of and receive answers from the management of the Company concerning the Company, GLPI and this investment and has sufficient knowledge and experience in investing in companies similar to the Company and GLPI so as to be able to evaluate the risks and merits of the exchange contemplated herein and his or its respective investment in GLPI.

5.5                               Tax Matters.  Each of the Stockholder and the Trust Stockholder is a United States person within the meaning of Section 7701(a)(30) of the Code.

ARTICLE VI
Additional Covenants

6.1                               Transfer Taxes.  The Company shall be responsible for the payment of any stock transfer or similar taxes in connection with the transaction contemplated by this Agreement.

6.2                               Further Assurances.  Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement. The foregoing does not impose on the parties any obligation to do or cause to be done anything regarding the Spin-Off except as specified herein.  Notwithstanding anything herein to the contrary, no party shall be obligated to take any action pursuant to this Agreement that is prohibited by Law.

6.3                               In Tandem Sales.

(a)                                 Each of the Stockholder and the Trust Stockholder shall specifically identify and keep separate, as applicable, the following shares issued of record to each:  (i) shares of GLPI Stock received in exchange for shares of Company Stock pursuant to this Agreement (the “GLPI Exchanged Shares”), (ii) shares of GLPI Stock (other than the GLPI Exchanged Shares) received in the Spin-Off (the “GLPI Distributed Shares”), (iii) shares of Company Stock not tendered pursuant to this Agreement (the “Company Distribution Shares”), (iv) GLPI Stock received in connection with the distribution by GLPI of all earnings and profits accumulated in taxable years prior to its first taxable year as a REIT (the “GLPI Purge Shares”),  (v) shares of GLPI Stock received upon the exercise of GLPI Options (“GLPI Options Shares”) and (vi) shares of Company Stock received upon the exercise of Company Options (the “Company Options Shares”).

(b)                                 If the Stockholder or the Trust Stockholder determines after the Distribution Date to Transfer any Company Distribution Shares or any GLPI Distributed Shares (including, in each case, (w) any shares of stock (or interests treated as shares of stock for federal income tax purposes (“Other Interests”)) of any corporation (or other entity treated as a corporation for federal income tax purposes) received in a transaction in which the basis of such shares or Other Interests received is determined in whole or in part under Section 358 of the Code by reference to the basis of Company Distribution Shares or GLPI Distributed Shares, (x) any shares of Company Stock or GLPI Stock, respectively, received, in a transaction in which the basis of such shares of Company Stock or GLPI Stock received is determined in whole or in part by reference to the basis of Company Distribution Shares or GLPI Distributed Shares, as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of Company Distribution Shares or GLPI Distributed Shares, respectively, (y) any shares of Company Stock or GLPI Stock received, in a stock dividend or stock distribution to which Section 305(a) of the Code applies, received in respect of Company Distribution Shares or GLPI Distributed Shares, or (z) any shares of Company Stock or GLPI Stock otherwise received or acquired, in a transaction in which the basis of such shares of Company Stock or GLPI Stock received is determined in whole or in part by reference to the basis of Company Distribution Shares or GLPI Distributed Shares, by virtue of the underlying ownership of Company Distribution Shares or GLPI Distributed Shares by the Stockholder or the Trust Stockholder, as applicable (such shares, “Related Shares”)), within two years following the Distribution Date, the Stockholder or the Trust Stockholder, as applicable, shall Transfer such shares of Company Stock or GLPI Stock or such Related Shares, as applicable, in tandem with the shares of GLPI Distributed Shares, the Company Distribution Shares, or the Related Shares, as applicable.  For purposes of this Section 6.3, (A) subject to clauses (B) and (C), Transfers shall be deemed to have occurred “in tandem” if and only if the Transfers of the respective shares of Company Stock and GLPI Stock are (i) commenced at approximately the same time and as part of the same plan and (ii) if not consummated on the same day, the Transfers are completed not more than three months apart, and in all events within the holder’s same taxable year; (B) a Transfer shall not be deemed to have occurred “in tandem” unless the Transfers of the respective shares of Company Stock and GLPI Stock occur in the same form (e.g., sale or distribution); and (C) a Transfer shall not be deemed to be “in tandem” unless such Transfer consists of Company Distribution Shares, GLPI Distributed Shares, or Related Shares, as applicable (and not, for the avoidance of doubt, shares of (i) Company Stock or GLPI Stock acquired after the Record Date, other than Related Shares, (ii) the GLPI Purge Shares, (iii) the GLPI Exchanged Shares, (iv) the GLPI Options Shares, or (v) the Company Options Shares).

(c)                                  Notwithstanding anything in the foregoing to the contrary, (A) this provision shall not apply to (i) any shares of Company Stock or GLPI Stock acquired by the Stockholder or the Trust Stockholder in open market purchases following the Distribution Date, (ii) any GLPI Purge Shares in an amount necessary to satisfy any tax obligation of the Stockholder or the Trust Stockholder, as applicable, in respect of the receipt of such GLPI Purge Shares, (iii) any GLPI Options Shares in an amount necessary to cover the cost of exercising the relevant GLPI Options and to satisfy any taxes on any ordinary income resulting from the exercise of such GLPI Options, or (iv) any Company Options Shares in an amount necessary to cover the cost of exercising the relevant Company Options and to satisfy any taxes on any ordinary income resulting from the exercise of such Company Options and (B) a Transfer of GLPI Options Shares and Company Option Shares that would be treated as an “in tandem” Transfer under Section 6.3(b) if such GLPI Option Shares and Company Option Shares were GLPI Distributed Shares and Company Distribution Shares, respectively, shall for all purposes of this Agreement be treated as an “in tandem” Transfer of GLPI Distributed Shares and Company

Distribution Shares if such GLPI Options Shares and Company Options Shares were received pursuant to an “in tandem” exercise of the underlying GLPI Options and Company Options, respectively.  For purposes of Section 6.3(c)(B), GLPI Options and Company Options shall be deemed to have been exercised “in tandem” if (1) such GLPI Options and Company Options originated from the same award, (2) for each Company Option exercised there is one GLPI Option (as adjusted to give effect to any changes to the capital stock of GLPI, including the distribution by GLPI of all earnings and profits accumulated in taxable years prior to its first taxable year as a REIT) exercised, and (3) the exercise of such GLPI Options and Company Options is (i) effected at approximately the same time and as part of the same plan, (ii) if not consummated on the same day, the exercise of such GLPI Options and Company Options is completed not more than three months apart, and in all events within the holder’s same taxable year and (iii) effected in the same manner (e.g., cashlessly or otherwise).

(d)                                 If the Stockholder or the Trust Stockholder determines after the Distribution Date to Transfer, within two years following the Distribution Date, any GLPI Exchanged Shares, any GLPI Purge Shares (other than to pay taxes as described in Section 6.3(c)(A)(ii)), any GLPI Options Shares (other than to pay taxes or cover the cost of exercise, in each case, as described in Section 6.3(c)(A)(iii) or pursuant to an “in tandem” exercise as described in Section 6.3(c)(B)), or any Company Options Shares (other than to pay taxes or cover the cost of exercise, in each case, as described in Section 6.3(c)(A)(iv) or pursuant to an “in tandem” exercise as described in Section 6.3(c)(B)), such Transfers will not occur unless (i) the Stockholder or the Trust Stockholder, as applicable, has Transferred all shares of GLPI Stock subject to the restrictions set forth in Section 6.3(b) (e.g., the GLPI Distributed Shares) and (ii) the Transfer is occurring as a result of death, disability, bankruptcy, involuntary termination of employment or some other comparable change of circumstances.

(e)                                  Notwithstanding anything herein to the contrary, the obligation of the Stockholder and the Trust Stockholder to comply with the requirements of this Section 6.3 shall apply notwithstanding the compliance by the Stockholder and the Trust Stockholder, as applicable, with the requirements of Section 2.2(b).

6.4                               Post-Closing Acquisitions.  During the period from the Distribution Date until such time as neither GLPI nor its Subsidiaries receive or accrue, directly or indirectly, any amount (a) pursuant to the master lease agreement to be entered into in connection with the Spin-Off, (b) pursuant to a similar lease arrangement under which the Company or one of its Subsidiaries is tenant and GLPI or one of its Subsidiaries is landlord, or (c) from the Company or any of its Subsidiaries that would be considered “rents from real property” under Section 856(d)(1) of the Code (ignoring, for this purpose, the application of Section 856(d)(2)(B) of the Code), each of the Stockholder and the Trust Stockholder shall not acquire (or agree to acquire) any shares of Company Stock that would increase PDC’s or GLPI’s Beneficial Ownership of outstanding Company Stock above 9.9%.

6.5                               Certain Information Regarding the Stockholder’s Ownership.  From and after the Stock Closing until the second anniversary of the Distribution Date, each of the Stockholder and the Trust Stockholder shall notify the Company promptly after he or it obtains knowledge that PDC Beneficially Owns 9.9% or more of the total combined voting power, total number, or total value, of all shares of stock of the Company.  In addition, from and after the date of this

Agreement until the second anniversary of the Distribution Date, (a) the Stockholder shall deliver to the Company, at such times as may reasonably be requested by the Company, a certificate signed by the Stockholder setting forth (i) the number of each class of securities of the Company owned of record by the Stockholder and (ii) to the actual knowledge of the Stockholder, the number of each class of securities of the Company Beneficially Owned by PDC, and (b) the Trust Stockholder shall deliver to the Company, at such times as may reasonably be requested by the Company, a certificate signed by the Trust Stockholder setting forth (i) the number of each class of securities of the Company owned of record by the Trust Stockholder and (ii) to the actual knowledge of the Stockholder, the number of each class of securities of the Company Beneficially owned by PDC.

6.6                               Additional Stockholders.  From and after the date of this Agreement, the Company, the Stockholder and the Trust Stockholder shall use their commercially reasonable efforts to cause (a) PDC, (b) any person who is or becomes related to PDC within the meaning of Section 267(b) or 707(b), (c) any partnership, estate, or trust in which PDC or any person described in clause (b) owns any interest, and (d) any corporation in which PDC or any person or persons described in clause (b) owns, in the aggregate, 10% or more in value of the stock of such corporation, to agree to be bound by the obligations of the Stockholder set forth in Sections 2.2, 6.3 and 6.4 and the second sentence of Section 6.5 as if they were the obligation of such person.  For the avoidance of doubt, the commercially reasonable efforts described above shall not require the Company, the Stockholder or the Trust Stockholder to pay or to offer to pay any financial consideration nor require the Stockholder to exercise any power or right to remove and appoint any trustees of any trust in which the Stockholder possesses such power or right.

ARTICLE VII
Miscellaneous

7.1                               Counterparts.  This Agreement may be executed in any number of counterparts, which together shall constitute one and the same Agreement.  The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

7.2                               Entire Agreement.  This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements, understandings, arrangements or representations by or between the parties, written and oral, with respect to the subject matter hereof.

7.3                               Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

7.4                               Governing Law; Jurisdiction.

(a)                                 This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to conflicts of laws principles thereof.

(b)                                 For the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, each party irrevocably submits to the jurisdiction of the United States District Court for the Eastern District of Pennsylvania, and, in the event there is no subject matter jurisdiction over this dispute in federal court, then to the jurisdiction of the Court of Common Pleas of Berks County.  Each party agrees to commence any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in the United States District Court for the Eastern District of Pennsylvania, and, in the event such suit, action or other proceeding may not be brought in federal court, then each party agrees to commence such suit, action or proceeding in the Court of Common Pleas of Berks County.  Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) the United States District Court for the Eastern District of Pennsylvania, and (ii) the Court of Common Pleas of Berks County.  Each party hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any of the aforementioned courts that any such suit, action or proceeding has been brought in an inconvenient forum.  Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 7.4 shall affect the right of any party to serve legal process in any other manner permitted by law.  The consent to jurisdiction set forth in this Section 7.4 shall not constitute a general consent to service of process in the Commonwealth of Pennsylvania and shall have no effect for any purpose except as provided in this Section 7.4.  The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)                                  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.4.

7.5                               Specific Performance.  The transactions contemplated by this Agreement are unique.  Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance and injunctive and other equitable relief.

7.6                               Amendment.  This Agreement may not be altered, amended or supplemented except by an agreement in writing signed by each of the parties hereto.

7.7                               Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by facsimile, by courier service or by registered or certified mail to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.7):

If to the Stockholder, to:

Peter M. Carlino

c/o Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square, 26th Floor

Philadelphia, Pennsylvania  19103

Fax:  (215) 564-8120

With a copy to:

Todd C. Vanett, Esq.

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square, 26th Floor

Philadelphia, Pennsylvania  19103

Fax:  (215) 564-8120

If to the Company, to:

Penn National Gaming, Inc.

825 Berkshire Boulevard, Suite 200

Wyomissing, Pennsylvania  19610

Attention:  Treasurer

Fax:  (610) 373-4710

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Attention:  Daniel A. Neff

Fax:  (212) 403-2000

If to GLPI, to:

Gaming and Leisure Properties, Inc.

825 Berkshire Boulevard, Suite 400

Wyomissing, Pennsylvania  19610

Attention:  Treasurer

Fax:  (610) 401-2901

with a copy to:

Pepper Hamilton LLP

300 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, Pennsylvania 19103

Attention:  Barry M. Abelson, Esq.

Fax:  (215) 981-4750

7.8                               Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

7.9                               Fees and Expenses.  Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transaction contemplated by this Agreement shall be the responsibility of and shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated.  Notwithstanding the foregoing, the legal fees of the Stockholder and the Trust Stockholder that are solely and directly related to, and incurred in connection with, the transactions contemplated by the Spin-Off, including without limitation the negotiation, execution and delivery of this Agreement and any other documents related to the Spin-Off, shall be paid by the Company on behalf of the Stockholder and the Trust Stockholder, up to a maximum amount of $100,000.  For the avoidance of doubt, such legal fees shall not include any costs and expenses of the Stockholder relating in any way to the Stockholder’s personal planning, unless such planning is required by the Separation and Distribution Agreement.

7.10                        Acknowledgement. This Agreement shall not be deemed to amend, modify, or constitute an exception from the GLPI Articles in any respect, and the Stockholder and the Trust Stockholder hereby acknowledge and agree that in the event that the Beneficial Ownership of any capital stock of GLPI by the Stockholder or the Trust Stockholder would result in a violation of Section 9.2(a)(i) of the GLPI Articles, the capital stock of the Stockholder or Trust Stockholder shall be subject to the provisions of Section 9.2(a)(ii) of the GLPI Articles. The parties to this Agreement acknowledge that the provisions of this Agreement are intended to enable GLPI to qualify as a REIT and to meet the gross income tests under Section 856(c)(2) and (3) of the Code, and this Agreement shall be interpreted consistently with such intent.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed as of the date first written above.

PETER M. CARLINO

/s/ Peter M. Carlino

PENN NATIONAL GAMING, INC.

By:	/s/ Tim Wilmott
Name:	Tim Wilmott
Title:	President and Chief Operating Officer

GAMING AND LEISURE PROPERTIES, INC.

By:	/s/ William J. Clifford
Name:	William Clifford
Title:	Chief Financial officer

PMC DELAWARE DYNASTY TRUST DATED SEPTEMBER 25, 2013

COMMONWEALTH TRUST COMPANY, TRUSTEE

By:	/s/ James A. Horty, III
Name:	James A. Horty, III
Title:	Secretary

Schedules

Schedule 2.1(a):

The Stockholder shall deliver to the Company all shares of Company Common Stock, including all shares issued as restricted stock, held by the Stockholder, either individually or jointly (collectively, the “Stockholder Exchange Shares”).  Additionally, the Trust Stockholder shall deliver to the Company all shares of Company Common Stock, including all shares issued as restricted stock, held by the Trust Stockholder (collectively, the “Trust Exchange Shares” and, together with the Stockholder Exchange Shares, the “Exchange Shares”).  For the avoidance of doubt, the delivery of Exchange Shares shall not include the delivery of the right to receive shares of GLPI Common Stock in respect of such Company Common Stock in the Spin-Off.

In exchange for each of the Exchange Shares, the Company shall deliver, respectively, to the Stockholder and the Trust Stockholder, 0.407 shares of GLPI Common Stock.

As of the date of this Agreement, the Trust Stockholder has pledged the shares of Company Common Stock held by it to certain grantor trusts of the Stockholder for the benefit of his children (collectively, the “DE Trusts” and individually, a “DE Trust”), as collateral security for the purchase price of such shares owing by the Trust Stockholder to the DE Trusts, pursuant to those certain Pledge Agreements dated October 11, 2013 between the Trust Stockholder and each of the DE Trusts (collectively, the “Pledge Agreements” and individually, a “Pledge Agreement”).  Notwithstanding such pledge, each of the Pledge Agreements (i) permits the Trust Stockholder to exchange the Company Common Stock pursuant to this Agreement and to deliver the GLPI Exchanged Shares received by it under this Agreement to the applicable DE Trust to be held pursuant to the applicable Pledge Agreement, (ii) restricts the ability of the DE Trusts to Transfer such pledged stock, except in compliance with the provisions of Sections 2.2, 6.3 and 6.4 hereof, and (iii) requires, as a condition of any DE Trust to transfer such pledged stock in the event of a default under the applicable Pledge Agreement, to execute and deliver in favor of the Company and GLPI an acknowledgment agreement relating to such transfer restrictions, in form and substance satisfactory to the Company and GLPI.

Schedule 2.1(b):

The Stockholder shall deliver to the Company the minimum number of Company Options that must be cancelled and exchanged pursuant to the following paragraph so that, immediately following the Option Closing, (i) PDC’s Beneficial Ownership of outstanding Company Stock will be no greater than 9.9% and (ii) GLPI’s Beneficial Ownership of Company Stock will be no greater than 9.9%.  All other Company Options held by the Stockholder will be converted into GLPI options and modified Company Options on the same terms as applicable to all other holders pursuant to the employee matters agreement to be entered into between the Company and GLPI.

For each Company Option delivered pursuant to the above paragraph, the Stockholder will receive (a) no modified Company Options and (b) a number of GLPI Options equal to (i) 1 plus (ii) a fraction, the numerator of which shall be the Post-Spin Company Option Intrinsic Value and the denominator of which shall be the Post-Spin GLPI Option Intrinsic Value.  These GLPI

Options will have a per share exercise price equal to the product of (i) the Pre-Spin Exercise Price and (ii) a fraction, the numerator of which shall be the Post-Spin GLPI Stock Price and the denominator of which shall be the Pre-Spin Company Stock Price.  These GLPI Options will otherwise be issued on the same terms as GLPI Options issued to holders of Company Options in connection with, and following, the Spin-Off pursuant to the employee matters agreement to be entered into between the Company and GLPI (the “EMA”) and will be considered “Converted Awards” under the 2013 Long Term Incentive Compensation Plan of GLPI.  For the avoidance of doubt, these GLPI Options will be deemed to be issued as of the “Effective Time” (as defined in the EMA) for purposes of the EMA.

As used in this Agreement, the following terms shall have the meanings set forth below:

“Post-Spin Company Option Intrinsic Value” means (a) the Post-Spin Company Stock Price minus (b) the product of (i) the Pre-Spin Exercise Price and (ii) a fraction, the numerator of which shall be the Post-Spin Company Stock Price and the denominator of which shall be the Pre-Spin Company Stock Price.

“Post-Spin Company Stock Price” means the closing trading price of Company common stock, as traded on an ex-distribution basis, on Nasdaq as of the last trading day immediately prior to the Distribution Date.

“Post-Spin GLPI Option Intrinsic Value” means (a) the Post-Spin GLPI Stock Price minus (b) the product of (i) the Pre-Spin Exercise Price and (ii) a fraction, the numerator of which shall be the Post-Spin GLPI Stock Price and the denominator of which shall be the Pre-Spin Company Stock Price.

“Post-Spin GLPI Stock Price” means the closing “when-issued” trading price of GLPI common stock on Nasdaq as of the last trading day immediately prior to the Distribution Date.

“Pre-Spin Company Stock Price” means the closing trading price of Company common stock on Nasdaq (traded “regular way”) as of the last trading day immediately prior to the Distribution Date.

“Pre-Spin Exercise Price” means, with respect to any Company Option, the per share exercise price of the Company Option immediately prior to the distribution date for the Spin-Off.

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including all amendments thereto) with respect to the shares of common stock, $0.01 par value, of Gaming and Leisure Properties, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated as of: November 7, 2013

/s/ Peter M. Carlino
Peter M. Carlino

CARLINO FAMILY TRUST

By: /s/ Peter M. Carlino
Peter M. Carlino
Title: Trustee